Chapman and Cutler LLP
111 W. Monroe Street
Chicago, Illinois 60603

September 18, 2014

Stephanie D. Hui

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, N.E.

Washington, D.C. 20549

Re:     FT 5039
Target Global Value Dividend Portfolio Series
(the “Trust”)
CIK No. 1609693 File No. 333-198166

Dear Ms. Hui:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Summary of Essential Information (p. 3)

1.    Please consider using actual dividends for the prior year to calculate Estimated Net Annual Distributions per Unit rather than annualizing the most recent dividends declared by the issuers to exclude the impact of any special dividends.

Response:    The Estimated Net Annual Distributions per Unit calculation excludes not-normally recurring special dividends. As most companies generally maintain a stable dividend policy, First Trust believes that annualizing the most recent dividend declared by an issuer provides a more accurate indication of future dividends. For example, if an issuer were to reduce their most recent quarterly dividend from $0.25 per share to $0.20 per share, by annualizing the most recently declared quarterly dividend, the Estimated Net Annual Distribution calculation would be $0.80 per share. Using actual dividends for the prior year would result in an Estimated Net Annual Distribution of $0.95 per share, which would almost certainly be overstated due to the change in the issuer’s dividend rate.

Portfolio (p. 11)

2.    Please clarify whether the exchanges for the international equity universe are limited in any way or list the applicable exchanges.

Response:    There is no limit to the exchanges from which the international equity universe is selected. The foreign stocks selected may be listed on any United States securities exchange or trade on the over-the-counter market.

3.    Please clarify what is meant by “companies are screened for a dividend payout ratio of less than 60%” and also clarify whether this step is done for each universe.

Response:    The prospectus has been revised to state the following:

“The companies in each universe are screened to include only those companies with a dividend payout ratio of less than 60% and then each remaining stock is ranked by its indicated dividend yield.”

4.    Please either remove the modifier “approximately” from the portfolio selection process or modify the language to reflect the fact that there is no subjectivity in the portfolio selection.

Response:    The term “approximately” is included in the selection process due to the fact that only whole shares of stock can be purchased by the Trust. The prospectus has been revised to state the following:

“Select an approximately equally-weighted portfolio, taking into consideration that only whole shares will be purchased, of the 20 highest yielding stocks within each universe with a minimum $1 million average daily trading volume.”

5.    Please clarify how the Sponsor expects that companies will be the subject of an announced business combination which will happen within six months of the date of the prospectus.

Response:    We have modified the sentence to read as follows:

“In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which is expected by the companies to happen within six months of the date of this prospectus, have been excluded from the universe of securities from which the Trust’s Securities were selected.”

6.    Please remove the reference to the “Removing Securities from the Trust” section or modify the language in this section to remove the potential for any subjective determinations to exclude companies from the universe of securities from which the Trust’s Securities are selected.

Response:    Unit investment trusts are by definition unmanaged vehicles. There are, however, very limited instances in which a security can be removed from a trust. These instances are set forth in the prospectus section “Removing Securities from the Trust” and are generally only available when an issuer of a portfolio security is in a dire financial situation and removing the security from the Trust’s portfolio is designed to protect the investors in the Trust. It is extremely unlikely that a security would be selected through application of the Trust’s strategy when it is subject to one of the limited instances in which it could be removed from the Trust. In fact, a security has never been removed from the universe of securities from which the Trust securities are selected over the 15 years the Trust’s strategy has been applied. However, should such a security happen to be selected through application of the Trust’s strategy, it would most likely be quickly sold out of the Trust’s portfolio, causing the Trust to incur additional brokerage costs and subjecting investors to risk of loss until the security was removed.

Hypothetical Performance information (p. 14)

7.    Please explain why the Comparison of Hypothetical Total Returns does not show 15-month periods, the expected life of the Trust, but rather contains figures for 12-month periods that do not correspond with the date the Trust will actually sell units.

Response:    The Trust’s strategy is one of several similar strategies created by First Trust as well as most other sponsors of unit investment trusts. Each of these strategies is designed to select a portfolio of securities, hold them period of 12 months, and then re-apply the strategy. In addition, with the exception of the Trust, each of these strategies (and their presentation of hypothetical past performance) was subject to a comprehensive review by the Staff of the Securities and Exchange Commission over the past three years. The “Comparison of Hypothetical Total Returns,” as set forth in the Trust’s prospectus, is consistent with the presentation of strategy hypothetical performance in other trusts which have previously been reviewed. The reason the expected life of the Trust differs from the strategy reflects the fact that Trust units are sold over a three month initial offering period to insure that investors who purchase units of the Trust during initial offering period will receive long-term capital gain treatment if they hold units of the Trust to maturity. Investors who purchase during this period and hold their units until maturity will own Units of the Trust anywhere from 12 months to 15 months, depending on when they purchase Units.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3017.

Very truly yours,

Chapman and Cutler LLP

By    /s/ Brian D. Free

Brian D. Free

Enclosures